February 25, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zep Inc.

Form 10-K/A for fiscal year ended August 31, 2008

Form 10-Q for the period ended November 30, 2008

Schedule 14A filed November 21, 2008

File No. 1-33633

Dear Mr. Decker:

This letter sets forth the responses of Zep Inc. (the “Company” or “Zep”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for fiscal year ended August 31, 2008, as amended (“Form 10-K”), the Form 10-Q for the period ended November 30, 2008, and the Schedule 14A filed November 21, 2008. The Staff’s comments were provided to the Company in a letter dated February 11, 2009. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2008

General

Comment 1:	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response 1:	The Company advises the Staff that, as discussed below, additional recommended disclosures will be incorporated in all future filings. Please refer to responses to the specific comments included herein.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Contractual Obligations, page 27

Comment 2:	Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the interest obligations line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under interest rate swaps.

Response 2:	Estimates of payments the Company is obligated to make under its interest rate swap agreements are included in the Interest Obligations line item of the Contractual Obligations table on page 27 of Form 10-K. In response to the Staff’s comment, the Company will revise the appropriate Interest Obligations footnote within its Form 10-K for fiscal year ended August 31, 2009 to include the following disclosure:

(2) These amounts represent expected future interest payments on debt, including payments under interest rate swap arrangements, that are contractually due within one year but that we anticipate will remain outstanding for longer periods given current market conditions as well as our ability and intent to refinance certain borrowings made under our Revolving Credit Facility. In fiscal year 2008, we entered into four interest rate swap arrangements effectively swapping the variable interest rate associated with $20 million of borrowings made under our Revolving Credit Facility for fixed rates ranging from 3.2% to 3.5%, and estimates of related future interest payments included in this line item have been made in accordance with those fixed rates. Our interest rate swap arrangements

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

will not require an additional cash outlay unless these contracts are terminated prior to maturity. Also included in these expected future interest payments are estimates of interest expense related to our $7.2 million industrial revenue bonds that neither mature nor are expected to be repaid before 2018.

Capitalization, page 27

Comment 3:	We note your revolving credit facility agreement contains covenants including a leverage ratio and a minimum interest coverage ratio. If it is reasonably possible that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33- 8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response 3:	The Company routinely monitors the likelihood of continued compliance with its debt covenants. The Company does not believe the likelihood of non-compliance with our covenants is reasonably possible based on current and projected operating results. The following table illustrates data relied upon by management to assess the likelihood of continued compliance with its covenants. The Company believes a significant amount of “cushion” exists between the required covenant ratios and both 1) the actual covenant ratios excluding certain allowable EBIT-related adjustments, which include restructuring charge add-backs and have yet to be utilized by the Company in its covenant compliance certifications, and 2) the actual covenant ratios after giving effect for all allowable adjustments:

	Quarter ended August 31, 2008
	Required	Unadjusted Actual	Adjusted Actual
Maximum Leverage Ratio	3.25	1.52	1.30
Minimum Interest Coverage Ratio	2.50	10.37	10.88

The Company will continue to disclose material covenants and affirm compliance with all of our covenants in its interim and annual financial statement disclosures. Should the likelihood of non-compliance with those covenants become reasonably possible, the Company will also disclose the actual calculated debt covenant ratios

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

as of such reporting date to assist the financial statement user with evaluating actual operating performance against our covenants. To the extent such disclosure is provided in the future, we will also include the relevant non-GAAP disclosures required by Item 10 of Regulation S-K and the guidance provided by the Staff Sections I.D and IV.C of the SEC Interpretive Release No. 33- 8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Estimates, page 38

Long-Lived and Intangible Assets and Goodwill, page 38

Comment 4:	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•

You use a combination of valuation techniques and considerations to determine the fair value of your reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how each of the techniques used differ, the assumed benefits of a valuation prepared under each technique, and why management selected these techniques as being the most meaningful in preparing the goodwill impairment analyses;

•	How you weight each of the techniques used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

Response 4:	We will consider making these suggested disclosures in future filings, as applicable.

We supplementally advise the Staff that in describing the first step of the Company’s goodwill impairment test, the Company’s disclosure on page 55 of its Form 10-K states “the fair value of Zep is determined based on a combination of valuation techniques and considerations including our market capitalization, the expected present value of future cash flows, a market multiple approach, and a comparable transaction approach”. Zep is comprised of one reporting unit. When performing step one of the fiscal year 2008 goodwill impairment test, the Company determined that its fair value, which was based on market capitalization as of the test’s measurement date, exceeded its carrying value by a factor of 3.75. No other valuation technique was utilized in the fiscal year 2008 goodwill impairment test, and, given the substantial margin between the Company’s fair value and carrying value, the Company determined that performing step two of the impairment test was not required. Any references within the Form 10-K to other fair value determinants were intended to address methods or considerations that may have been used during the fiscal periods preceding the spin-off of Zep by the management of Zep’s former parent company, Acuity Brands, Inc.

Item 8 – Financial Statements and Supplementary Data, page 43

General

Comment 5:	Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners equity, or in a footnote. See paragraph 26 of SFAS 130.

Response 5:	The two components of accumulated other comprehensive income (“AOCI”), unrealized losses associated with the Company’s cash flow hedges and foreign currency translation adjustments, are each reflected within separate line items on the Company’s Consolidated and Combined Statements of Stockholders’ Equity and Comprehensive Income on page 50 of Form 10-K. The balance of AOCI as of August 31, 2008 totaled $15,218,000. Substantially all of this amount is comprised of the accumulated balance of foreign currency translation-related adjustments, as the total change of the Company’s unrealized losses on cash flow hedges (all of which originated during fiscal year 2008) contributed only $76,000 to the ending AOCI balance. The Company will continue to monitor the components of AOCI. Should accumulated balances pertaining to the Company’s cash flow hedges (or any other component of AOCI) become material, the Company will disclose the accumulated balances for each component of AOCI either within its financial statements or its financial statement footnotes.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

Comment 6:	We note your disclosure on page 38 that you evaluate your estimates and judgments on an ongoing basis related to product warranties. Please ensure you include the disclosure required by paragraph 14 of FIN 45 for each period presented regarding your product warranties.

Response 6:	Zep’s warranty “programs” offer its customers a money-back-guarantee, subject to certain terms and conditions. The Company does accept the return of product pursuant to this warranty or promise to customers, and, therefore, it maintains an allowance for sales returns. On page 52 of Form 10-K, the Company states the following with regard to its sales return reserve associated with its commitment to customer satisfaction:

“The Company provides for limited product return rights to certain distributors and customers primarily for slow moving or damaged items subject to certain defined criteria. The Company monitors product returns and records, at the time revenue is recognized, a provision for the estimated amount of future returns based primarily on historical experience and specific notification of pending returns. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material impact on the Company’s operating results in future periods.”

Paragraph 14.a. of FIN 45 requires disclosure of a guarantor’s accounting policy and methodology used in determining its liability for product warranties. Management believes that the requirements of this paragraph have been met through the above referenced disclosure regarding its sales return reserve.

Paragraph 14.b. of FIN 45 requires that a tabular reconciliation of the changes in the guarantor’s aggregate product warranty liability be disclosed for the reporting period. The Company does not have a significant amount of warranty liabilities, which are captured within its sales return reserve. This liability at August 31, 2008 was less than 0.5% of total liabilities. Further, the reserve for estimated sales returns and allowances is disclosed within the Company’s Schedule II. Based on the above, we do not believe that including a tabular reconciliation would enhance the understanding of our financial statements. We will include the necessary disclosures as required by paragraph 14.b. of FIN 45 should our warranty reserve or related expense become significant.

Comment 7:	Please provide the disclosures required by paragraph 26(a) of SFAS 131. These should include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Please also provide the disclosures required by paragraph 37 of SFAS 131 regarding products and services.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

Response 7:	The Company will revise its segment footnote and other relevant portions of Form 10-K for fiscal year ended August 31, 2009 to include the disclosures required by paragraph 26(a) of SFAS 131. The Company believes that it complies with paragraph 37 of SFAS 131 in that it reports revenues as a “group of similar products” as our products have similar profit contributions, customers and methods of distribution. We will revise our disclosures in future filings as follows:

The Company is managed as a single business unit that provides a wide range of cleaning and maintenance chemical solutions to our customers. Strategies and policies regarding Zep’s revenue growth, product sourcing, brand management, pricing, sales management, and marketing of product formulations are facilitated by personnel within the Company’s corporate office, which is located in Atlanta, Georgia. Additional functions including but not limited to tax, legal, treasury, environmental compliance, research and development, and risk management are managed through Zep’s central, shared-service organization, also located within Zep’s Atlanta-based headquarters. The Company reports revenues in one line item as a group of similar products, given its products have similar profit contributions, are marketed to a similar customer base, and share similar methods of production and distribution.

Note 7 – Commitments and Contingencies, page 69

Leases, page 69

Comment 8:	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

Response 8:	Several of the Company’s operating leases include escalating rent clauses. The impact of escalating rent clauses is recognized on a straight-line basis throughout the underlying lease term in accordance with FTB 88-1. The Company does not own a material number of leasehold improvements resulting from funding provisions or other lease concessions found within its lease agreements. The Company will revise its lease disclosure in footnote 7 of Form 10-K for the fiscal year ended August 31, 2009 as follows:

Zep leases certain of its buildings and equipment under non-cancelable operating lease agreements. Certain of these operating lease agreements contain rent escalation clauses. The Company expenses rent on a straight-line basis over the life of the lease, which commences on the date the Company has the right to control the property. Minimum lease payments under…

Schedule II, page 87

Comment 9:	We note your disclosure of inventory reserves on page 54. Please tell us what consideration you gave to including this information within your Schedule II. See Rule 5-04 of Regulation S-X.

Response 9:	Management considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence and unmarketable inventory conditions establish a new cost basis and should not be presented as a reserve. As a result, amounts recorded in separate accounts to recognized inventory reserves are not considered reserves for the purpose of Schedule II because those amounts, in substance, represent normal adjustments of inventory rather than true “reserves.”

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2008

General

Comment 10:	Please address the above comments in your interim filings as well, as applicable.

Response 10:	The Company will incorporate the above responses in its interim filings, as applicable.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

DEFINITIVE PROXY STATEMENT FILED NOVEMBER 21 2008

Individual Performance-(Personal Performance Factor), page 26

Comment 11:	You provide a description of how company performance objectives affect compensation, but only a general discussion of the effect of individual performance objectives, even though your disclosure suggests they are a factor considered by the compensation committee. Please expand your disclosure to provide additional quantitative detail, as applicable, and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, what specific individual objectives does the compensation committee consider in its assessment of each named executive officer? Are certain individual factors or goals considered more determinative of compensation levels than others? See Item 402(b)(2)(vii) of Regulation S-K.

Response 11:	As described in the 2009 Proxy Statement, each named executive officer has individual performance objectives set at the beginning of each fiscal year, and a Personal Performance Factor is assigned based on a review by the Compensation Committee, and in the case of other named executive officers, on a review by the chief executive officer. The Personal Performance Factor used in determining the annual incentive award is not based on any pre-established weightings or formulas and is not calculated in a quantitative manner. The Company proposes to include additional disclosure in the 2010 Proxy Statement, shown below as underlined text, to clarify how the Compensation Committee evaluates the individual performance objectives and determines the Personal Performance Factor:

Individual Performance (Personal Performance Factor)

Individual performance is evaluated after the end of the fiscal year by (1) comparing actual performance to daily job responsibilities and pre-established individual objectives, and (2) considering, on a qualitative basis, whether the individual’s performance reflects our corporate values and business philosophies. The Compensation Committee assesses the performance of the chief executive officer in relation to agreed-upon individual objectives. The chief executive officer conducts a similar assessment for the other executive officers.

In determining the Personal Performance Factor, the Compensation Committee ultimately applies its qualitative judgment after a comprehensive review of individual performance, including consideration of key performance criteria listed below. The Compensation Committee does not use any formulas or pre-established weightings in connection with this review.

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

February 25, 2009

*****

Other named executive officers: Performance evaluations ranged from “Fair” to “Superior” for the remaining named executive officers after an assessment of their individual performance against key individual performance criteria. These evaluations were based on the qualitative judgment of the Committee in conjunction with input from the Chief Executive Officer, were unique to each executive, and were made without any formulas or pre-established weightings.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404)-352-1680 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark R. Bachmann
Mark R. Bachmann
Executive Vice President and Chief Financial Officer

cc:

Mr. Edward M. Kelly, Senior Counsel, Securities and Exchange Commission

Mr. Craig E. Slivka, Special Counsel, Securities and Exchange Commission

Mr. Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission

Ms. Lisa Haynes, Staff Accountant, Securities and Exchange Commission

Mr. John K. Morgan, Zep Inc. Chairman, President, and Chief Executive Officer

Mr. Keith M. Townsend, King & Spalding LLP

Mr. Beau B. Bradley, Ernst & Young LLP